PRUDENTIAL INSTITUTIONAL FUND TREASURER'S CERTIFICATE
      The undersigned, the Treasurer of The Prudential
Institutional Fund, a Delaware business trust (the "Fund"), does hereby certify as follows:

1. For the fiscal year ended September 30, 1995, the Fund issued 90,092,863 shares of beneficial interest.

2. In respect of the issuance of such 90,092,863 shares, the Fund received cash consideration of $456,476,967.

3. With respect to each share issued, the Fund received cash consideration not less than the net asset value per share on the date issued and not less than $.001 per share.

4. To the best of my knowledge and belief, the Fund is in good standing in the State of Delaware.


              IN WITNESS WHEREOF, I have hereunto signed my name as Treasurer of the Fund.

Date: November 14, 1995


(SEAL)



                                        /s/ Eugene S. Stark
                                          Eugene S. Stark

                                        Treasurer













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